Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management’s Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

We publish our consolidated financial statements in Canadian dollars. In this MD&A, unless otherwise specified, all monetary amounts are in Canadian dollars, all references to “C$,” mean Canadian dollars and all references to “$” or “US$” and mean U.S. dollars.

The following MD&A provides the Company’s management perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and nine month periods ended December 31, 2024, the three month period ended December 31, 2023, and the twelve month period ended March 31, 2024. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s audited consolidated financial statements and the accompanying notes thereto as at December 31, 2024 and March 31, 2024, for the nine month period ended December 31, 2024 and twelve month period ended March 31, 2024. The consolidated financial statements have been prepared in accordance with IFRS® Accounting Standards as issued by the International Accounting Standards Board (“IASB”) (“IFRS Accounting Standards”) and the financial information included in this MD&A is derived from the consolidated financial statements, except as otherwise noted.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. See “Cautionary Note Regarding Forward-Looking Information” below. Readers are directed to carefully review the sections entitled “Non-GAAP Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the annual information form for the nine month period ended December 31, 2024 (the “Annual Information Form”) filed by the Company with the applicable Canadian securities regulatory authorities (available under the Company’s System for Electronic Document Analysis and Retrieval (“SEDAR+”) profile at www.sedarplus.ca) and filed by the Company with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s annual report on Form 40-F (available on the SEC’s EDGAR website at www.sec.gov), as well as in the other documents Algoma has filed with the OSC and the SEC.

This MD&A is dated as of March 12, 2025. This document has been approved and authorized for issue by the Board of Directors on March 12, 2025. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Change in Fiscal Year-End

Effective November 5, 2024, the Board approved a change in the Company’s fiscal year-end from March 31 to December 31, effective as of December 31, 2024. The change in fiscal year-end from March 31 to December 31 was made to align the Company’s financial statement and continuous disclosure requirements with the majority of its industry peers, which operate on a calendar fiscal year-end. As a result, the financial information included in this MD&A for the nine month period ended December 31, 2024 are not comparable to the figures presented for the twelve month period ended March 31, 2024 due to the change in fiscal year-end.

Functional Currency

The Company’s functional currency is the US dollar, which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS Accounting Standards, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been reflected in other comprehensive income or loss.

The currency exchange rates for the nine month period ended December 31, 2024 and the year ended March 31, 2024 are provided below:

	Average Rate		Period End Rate
	Nine months ended December 31, 2024	Year ended March 31, 2024	Nine months ended December 31, 2024	Year ended March 31, 2024

April 1 to June 30	1.3684	1.3431	1.3687	1.3240
July 1 to September 30	1.3637	1.3412	1.3499	1.3520
October 1 to December 31	1.3991	1.3619	1.4389	1.3226
January 1 to March 31	-	1.3488	-	1.3550

Cautionary Note Regarding Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and “forward-looking information” under applicable Canadian securities legislation (collectively, “forward-looking statements”), that are subject to risks and uncertainties. These forward-looking statements include information about imposed and threatened tariffs, including the impact, timing and resolution thereof, possible or assumed future results of our business, financial condition, results of operations, liquidity, plans and strategic objectives, Algoma’s expectation to pay a quarterly dividend, the expected timing of the EAF (as defined below) transformation and the resulting increase in raw steel production capacity and reduction in carbon emissions. In some cases, you can identify forward-looking statements by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “pipeline,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result” or the negative of these terms or other similar expressions. In addition, any statements that refer to expectations, intentions, projections or other characterizations of future events or circumstances contain forward-looking information. Statements containing forward-looking information are not historical facts but instead represent management’s expectations, estimates and projections regarding future events or circumstances. In addition, our business and operations involve numerous risks and uncertainties, many of which are beyond our control, which could result in our expectations not being realized or otherwise materially affect our financial position, financial performance and cash flows. Although management believes that expectations reflected in forward-looking statements are reasonable, such statements involve risks and uncertainties and should not be regarded as a representation by the Company or any other person that the anticipated results will be achieved. The Company cautions you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made. Our forward-looking statements are not guarantees of future performance, and actual events, results and outcomes may differ materially from our expectations suggested in any forward-looking statements due to a variety of factors, including, among others, those set forth in the section entitled “Risk factors” in the Annual Information Form. Although it is not possible to identify all of these factors, they include, among others, the following:

•	future financial performance;
•	future cash flow and liquidity;
•	future capital investment;
•	low-priced steel imports, decreased trade regulation, and other trade barriers including tariffs and/or trade wars;
•	our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness, with a substantial amount of indebtedness;
•	restrictive covenants in debt agreements limit our discretion to operate our business;
•	significant domestic and international competition;
•	macroeconomic pressures such as inflation and interest rates in the markets in which we operate;
•	increased use of competitive products;
•	a protracted fall in steel prices resulting in reduced revenue and/or impairment of assets;
•	excess capacity, resulting in part from expanded production in China and other developing economies;

•	protracted declines in steel consumption caused by poor economic conditions in North America or by the deterioration of the financial position of our key customers;
•	increases in annual funding obligations resulting from our under-funded Pension Plans and Wrap Plan (each as defined in the Annual Information Form);
•	supply and cost of raw materials and energy;
•	impact of a downgrade in credit rating, including on access to sources of liquidity;
•	currency fluctuations, including an increase in the value of the Canadian dollar against the U.S. dollar;
•	environmental compliance and remediation;
•	unexpected equipment failures and other business interruptions;
•	a protracted global recession or depression;
•

changes in or interpretation of royalty, tax, environmental, greenhouse gas (“GHG”), carbon, accounting and other laws or regulations, including potential environmental liabilities that are not covered by an effective indemnity or insurance;

•	risks associated with existing and potential lawsuits and regulatory actions against the Company;
•	impact of disputes arising with our partners;
•	our ability to implement and realize our business plans, including our ability to complete our transition to electric arc furnace (“EAF”) steelmaking on time and at its anticipated cost;
•	our ability to operate the EAF;
•	expected increases in liquid steel capacity as a result of the transformation to EAF steelmaking;
•	expected cost savings associated with the transformation to EAF steelmaking;
•

expected reduction in carbon dioxide (“CO2”) emissions associated with the transformation to EAF steelmaking, including with respect to the impact of such reduction on the Federal SIF EAF Loan (as defined herein) and carbon taxes payable;

•

the risks that higher cost of internally generated power and market pricing for electricity sourced from our current grid in Northern Ontario could have an adverse impact on our production and financial performance;

•	the risks that indigenous groups’ claims and rights to consultation and accommodation may affect our ability to complete the EAF Transformation Project (as defined herein);
•	access to an adequate supply of the various grades of steel scrap at competitive prices;
•	the risks associated with the steel industry generally;
•	economic, social and political conditions in North America and certain international markets;
•	changes in general economic conditions, including ongoing market uncertainty and global geopolitical instability;
•	risks associated with inflation rates;
•	risks inherent in the Company’s corporate guidance;
•	failure to achieve cost and efficiency initiatives;
•	risks inherent in marketing operations;
•	risks associated with technology, including electronic, cyber and physical security breaches;
•	construction risks, including delays and cost overruns;
•	our ability to enter into contracts to source steel scrap and the availability of steel scrap;
•	the availability of alternative metallic supply;
•	the Company’s expectation to declare and pay a quarterly dividend;
•	business interruption or unexpected technical difficulties, including impact of weather;
•	counterparty and credit risk;
•	labour interruptions and difficulties; and
•	changes in our credit ratings or the debt markets.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements. The forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These statements are only predictions based upon our current expectations and projections about future events. There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. In particular, you should consider the risks provided under “Risk Factors” in the Annual Information Form.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward- looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Despite a careful process to prepare and review the forward-looking information, there can be no assurance that the underlying assumptions will prove to be correct. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd. (the “Company”), was incorporated on March 23, 2021 under the Business Corporations Act of British Columbia solely for the purpose of purchasing Algoma Steel Holdings Inc. The Company’s common shares and warrants under the symbol ‘ASTL’ and ASTLW’, respectively, are listed on the Toronto Stock Exchange (TSX) and the Nasdaq Stock Market (“Nasdaq”). Algoma Steel Group Inc. is the ultimate parent holding company of Algoma Steel Inc. and does not conduct any business operations.

Algoma Steel Inc. (“ASI”), the operating company and a wholly-owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the Business Corporations Act of British Columbia. ASI is an integrated steel producer with its active operations located entirely in Sault Ste. Marie, Ontario, Canada. ASI produces sheet and plate products that are sold primarily in Canada and the United States.

Strategic Initiatives

Electric Arc Furnace (“EAF”) Transformation Project

On November 10, 2021, the Company’s Board of Directors authorized the Company’s transformation to electric arc steelmaking (the “EAF Transformation Project”), including the construction of two state-of-the-art electric-arc-furnaces to replace its existing No. 7 blast furnace and steelmaking operations (“BF7 Steelmaking”). The transformation to EAF steelmaking is expected to decrease our annual carbon emissions by 70% compared to equivalent production from BF7 Steelmaking. Through our transition to EAF steelmaking we expect to contribute to the transition to a low carbon economy and support Canada in achieving its commitments under the Paris Agreement.

EAF steelmaking is a method of producing steel by melting scrap metal and other metallic inputs using an electric arc. This process is widely used in modern steel production. The EAF steelmaking facility is being built on vacant land adjacent to the current steelmaking facility to mitigate disruption to current operations and will be integrated into existing downstream equipment and facilities, thereby reducing capital expenditure requirements.

The EAF Transformation Project is expected to improve product mix, reduce fixed costs, provide significant carbon tax savings, increase production capacity and decrease the Company’s environmental footprint. The Company has approval from the electricity regulators to connect the EAFs to the current 115kV electricity grid with the internal power generation asset known as Lake Superior Power (the “LSP Plant”). As the EAF steel production is ramped-up after commissioning, Algoma anticipates reduced dependency on its legacy BF7 Steelmaking operations as we transition to 100% EAF steel production.

The following paragraphs outline key elements and milestones of the EAF Transformation Project:

Technology

On December 2, 2021, the Company announced that it had selected Danieli & C. Officine Meccaniche S.p.A. (“Danieli”) as the sole technology provider for the EAF steelmaking facility. In connection with this agreement, Danieli will supply its latest technology solutions including AC-Digimelter technology powered by Q-One digital power systems and Q-SYM automated scrap yard. All EAF and power components have been received on the Company’s site and installation is proceeding as construction progresses.

Construction and Environmental Permitting

The contract for the structural building integrating the EAF Transformation Project was awarded on April 25, 2022, to Hamilton, Ontario-based Walters Group Inc. (“Walters”). Walters has been responsible for fabricating and erecting the main building envelope and structure in addition to the necessary emissions collection hoods. Pursuant to the fixed-price contract, Walters used Algoma’s steel plate products in the fabrication of heavy structural components, and has worked with local industrial contractor, SIS Manufacturing Inc., for the fabrication of these key elements. All EAF building structural steel has been erected, and the Company has since been installing exterior roofing and cladding. Equipment installation is underway including power systems, cranes, reline station and the fume extraction systems.

On March 13, 2023, the Company announced the appointment of EllisDon Corporation as Construction Manager for completion of the EAF Transformation Project. The Construction Manager role is central to the successful planning, execution, and completion of the various construction projects. Their responsibilities encompass various aspects of project management and oversight to ensure that construction projects are completed safely, on time, within budget, and to the required quality standards.

The Company is progressing its applications for various Environmental Compliance Approvals (ECAs) through the Province’s Ministry of Environment, Conservation and Parks. The Company received ECA 5691-CJGK54 (as amended) for industrial sewage works for the disposal of process effluent and non-contact cooling water. Algoma has received approval of its abatement plan for current air emissions submitted in accordance with ECA Reg. 419/95. On September 6, 2024, Algoma submitted a proposal for an Environmental Compliance Approval (air & noise) amendment for all emissions from the site, identified under the Environmental Registry of Ontario filing 019-9084, which includes all sources at the facility, including sources during the transition to EAF steelmaking. Algoma expects the emissions ECA for the EAF furnace operation prior to March 31, 2025.

Budget and Project Financing

The Company previously secured an agreement with the Government of Canada through the Ministry of Innovation, Science and Economic Development Canada (ISED), whereby the Company will receive up to C$200.0 million in the form of a loan to support the EAF Transformation Project. The loan is provided through the Net Zero Accelerator Initiative of the Federal Strategic Innovation Fund (the “Federal SIF” and such loan, the “Federal SIF EAF Loan”). The repayment period will commence upon the earlier of the Company having access to full power from the provincial electricity grid to operate the EAF independently, or January 1, 2030. The annual repayment is further dependent on the Company’s performance in reducing its GHG emissions. As of December 31, 2024, the Company has received C$183.7 million from the Federal SIF EAF Loan.

As of December 31, 2024, the cumulative investment for the EAF Transformation Project was C$740.2 million including C$67.8 million during the three month period ended December 31, 2024. All material aspects of the project have been contracted and the Company anticipates completing the remainder of the project, including those structured as time and material agreements, within 5% of the upper end of the previously announced budget range.

Algoma’s EAF project is eligible under the Ontario’s Ministry of the Environment, Conservation and Parks Emissions Performance Program. Under this program, the Company has applied for, and expects to receive reimbursement for carbon taxes paid since 2022. These reimbursements are anticipated to reduce the project’s net cash cost, and along with cash-on-hand, operating cash flow, and available borrowings from the Company’s existing undrawn credit facility, provide ample liquidity to fund the balance of the project.

Access to Electricity

The Company upgraded its LSP Plant with two LM6000PC aeroderivative gas turbines, multiple control systems, and a full rewind of the No. 2 generator to provide 110-115 MW of generation. These assets were commissioned in 2023 and when combined with our available grid power, the Company has enough electrical supply to operate both EAF furnaces in alternating mode and supplying our current steel capacity. As of March 31, 2024, the Company has approval from the Independent Electricity System Operator (“IESO”, through CAA ID: 2021-694 and 2021-695) to connect the EAFs to the current 115kV electricity grid with the LSP Plant.

The Company is progressing its discussions with the IESO, Ontario independent electricity regulator, as well as with the Ministry of Energy in respect of securing more grid power to realize the full potential of the EAF Transformation Project. On September 28, 2023, the Company received conditional approval of the next phase of the Company’s EAF Connection Proposal (CAA ID: 2021-704), providing for connecting the EAF load facility with electricity supplied from the proposed local 230kV transmission line to be constructed and operated by PUC Transmission LP. Further, on June 12, 2024, the IESO approved CAA ID: 2023-768 permitting the simultaneous operation of the EAF furnaces drawing power from the 230kV Transmission Line (as defined below) and with the LSP Plant operating at 110MW.

Significant progress has continued on long term regional power access for Northeast and Eastern Ontario. On October 23, 2023, the Ontario provincial government announced that it has issued an Order-in-Council declaring three regional transmission line projects as priorities, which includes one new line in eastern Ontario and two new lines in northeastern Ontario. These lines are expected to enable economic growth activities including among other things the production of clean steel at Algoma. The Order-in-Council will streamline the Ontario Energy Board’s (OEB) regulatory approval process for these lines. The government has also directed the OEB to amend Hydro One Network Inc. (Hydro One)’s transmission license to designate it as the transmitter responsible for the development of the three lines.

On August 27, 2024, the Ontario Energy Board (OEB) issued its Decision and Order granting PUC LP (PUC Transmission), and Hydro One Sault Ste. Marie LP (HOSSM) leave to construct high-voltage transmission facilities (230kV Transmission Line) in Sault Ste. Marie that will service Sault Ste. Marie’s west end and support Algoma’s transition to EAF steelmaking. The OEB further declared the 230kV Transmission Line a network asset without any required capital contribution from Algoma.

Commissioning and Implementation

Cold commissioning activities began in the fourth calendar quarter of 2024 and are progressing into the first quarter of 2025 as part of the broader commissioning and implementation phase. These activities include the systematic installation, testing, and validation of critical equipment and systems to ensure operational readiness, including EAF charging cranes, Fume Treatment Plant and Water Treatment Plant. The phased approach allows for thorough assessment and adjustments before transitioning to hot commissioning. With work advancing as planned, the first steel production is expected in April 2025, marking a significant milestone in the project’s execution.

Key Leadership and Governance Announcements

On September 24, 2024, Sean Donnelly was newly elected to the Company’s Board of Directors.

Environmental Matters

Steel producers such as Algoma are subject to numerous environmental laws and regulations (“Environmental Law”), including federal and provincial, relating to the protection of the environment. The Company can incur regulatory liability as well as civil liability for contamination on-site (soil, groundwater, indoor air), contaminant migration and impacts off-site including in respect of groundwater, rivers, lakes, other waterways, and air emissions.

On June 9, 2022, the Company experienced an incident where an oil-based lubricant was released from our hot mill in Sault Ste. Marie. The oil entered our water treatment facility, and some quantity of the oil was discharged into the St. Mary’s River. Following the discharge, traffic on the river was temporarily halted, the local public health authority issued a water advisory and a nearby municipality issued a precautionary emergency declaration regarding its municipal water supply. We actively worked with our response partners deploying equipment and resources to contain and mitigate the effects on the waterway and neighboring communities and to clean up the released oil, while working with local, provincial, and federal regulatory authorities. The public health authorities lifted the water advisory on June 21, 2022 and the US Coast Guard did not see any impact to shoreline or marine wild life. The provincial and federal regulators each investigated this incident. The Company was recently served with one charge under the provincial Environment Protection Act and one charge under the provincial Ontario Water Resources Act in connection with the incident, which as of the date of this MD&A have not been resolved. The Company remains focused on maintaining compliance with environmental regulations and is dedicated to upholding our commitment to sustainable practices.

Fatal Incident Involving an Employee of a Contractor

On June 16, 2023, the Company reported a fatal incident involving an employee of a contractor who was retained to perform specialized maintenance work cleaning an out-of-service gas line. The Company investigated the fatal accident internally and worked with provincial authorities as they investigated. On May 2, 2024, the Company was served with three charges under the provincial Occupational Health & Safety Act in connection with the fatality. The Company is responding accordingly.

Environmental, Social and Governance (“ESG”) Report

On August 9, 2024, Algoma published its second annual ESG report, which provides an overview of our ESG performance for the year ended March 31, 2024. At Algoma, we firmly acknowledge that ESG factors encompass a broad spectrum of risks and opportunities, impacting not only our organization but also our valued stakeholders, including investors, customers, suppliers, employees, governments, and the communities where we operate. Our unwavering commitment is to conduct our business activities with careful and conscientious consideration of these ESG factors that drive performance, reduce risk and develop a culture of organizational excellence.

Our vision extends beyond mere corporate responsibility; we aspire to play a pivotal role in shaping a sustainable and environmentally responsible future for Canadian steel production. Algoma is actively working towards minimizing our need for coal and mined ore as critical value chain inputs in our steelmaking process by transitioning to EAF steelmaking, which will also decarbonize our operations. This year, we made significant progress on our EAF journey. As of December 31, 2024, we have invested C$740.2 million in its development. We pledge to continually innovate and incorporate eco-friendly practices throughout our production processes. Simultaneously, we remain steadfast in our dedication to the health and safety of our workforce, the prosperity of communities we operate in, and the cultivation of a diverse, inclusive, and equitable workforce.

In 2022, we conducted a formal ESG Materiality Assessment to identify and prioritize our material ESG factors which have the greatest potential to impact the value of our Company and are of most importance to our stakeholders, ensuring that we generate lasting value for our investors while upholding our commitment to long-term sustainability. The ESG Materiality Assessment is reviewed on an annual basis and updated as needed. This foundational work forms the bedrock of our overarching ESG strategy.

Transparency and accountability are integral to our ESG journey. Our reporting aligns with the Sustainability Accounting Standards Board (SASB) Standards and adheres to the recommendations of the Task Force on Climate-related Financial Disclosures (TCFD) to the greatest extent feasible. We are actively engaged in ongoing efforts to further harmonize our practices with these frameworks. Our second annual report provides comprehensive insights into our ESG strategy, outlines our approach to mitigating ESG risks, and underscores our commitment to harnessing ESG opportunities. Algoma notes that the ESG disclosure landscape has been evolving significantly over the past few years, notably through the establishment of the International Sustainability Standards Board (ISSB) and the ISSB’s issuance of the IFRS Sustainability Disclosure Standards, as well as the ongoing work of the Canadian Sustainability Standards Board (CSSB). Algoma is committed to monitoring the evolving disclosure landscape, including regulatory requirements as they evolve. The Company plans to align its ESG reporting cycle with its new fiscal year-end of December 31. This alignment will streamline reporting processes, ensure greater comparability with industry peers, and provide stakeholders with timely insights into the Company’s sustainability performance.

Our ESG approach is firmly underpinned by robust governance structures that empower us to effectively oversee and manage ESG-related risks and opportunities. Our Board of Directors assumes ultimate accountability for ESG factors, including those related to climate change. The Nominating and Governance Committee plays a pivotal role in supporting the Board by overseeing Algoma’s ESG factors, collaborating with other Board Committees, and reporting on ESG matters to the full Board.

Impact on Operations

On January 20, 2024, a structural corridor carrying various utilities crucial for the Company’s coke oven battery and blast furnace operations suffered an unexpected collapse. The collapse disrupted the flow of coke oven gas from the batteries to the rest of the steelworks, as well as a portion of the natural gas and oxygen flow to specific facilities, most critically the blast furnace. The unforeseen structural collapse did not result in any injuries, but for safety reasons, various areas near the collapse were evacuated and blast furnace operations were suspended at the time of the incident. Due to the unexpected shutdown and delayed restart, the blast furnace experienced operational challenges culminating in a chilled hearth, which suspended production for a period of three weeks, during which roughly 150,000 tons of hot metal production was lost. All necessary repairs to the blast furnace have been completed.

An independent investigation revealed an unforeseen escalating overload condition, resulting in a failure of a structural support member of the utility corridor, thereby causing the subsequent cascading collapse of other support structures. Minimal production of coke resumed at all three coke oven batteries on January 23, 2024 to maintain asset integrity. When combined with inventories on hand and the availability of third party coke supplies, the Company satisfied its coke requirements for normal steelmaking operations while the repairs to the utility corridor were completed. Reconstruction of the utility corridor and commissioning of the suction main have been completed, delivery and distribution of by-product gas to the steelworks has been restored, and coke production levels have stabilized at roughly 90% of pre-outage volumes. Efforts continue to restore full operational functionality to the coke oven batteries, most notably re-conditioning ovens to restore production to >90% of pre-outage volumes.

The Company has standard insurance coverage that is intended to address events such as these, including business interruption and property damage insurance. The Company has engaged its insurers and has submitted claims under its insurance policies for covered losses.

The Company and its insurers continue to review the impact of the structural collapse and subsequent lost production as it relates to the insurance claim. During the nine month period ended December 31, 2024, the Company received insurance proceeds totalling C$32.1 million which have been presented in other income in the consolidated statements of net (loss) income.

Subsequent Event

On February 1, 2025, President Trump issued three Executive Orders implementing tariff actions pursuant to the International Emergency Economic Powers Act against imported products of Canada (25% on all products except energy products at 10%), Mexico (25%) and China (10%), beginning March 4, 2025. On March 6, 2025 President Trump announced a delay for tariffs on United States-Mexico-Canada Agreement (“USMCA”) compliant goods for Canada and Mexico until April 2, 2025. President Trump also directed the U.S. Trade Representative to review the new USMCA trade agreement, and the United States has launched analyses of additional sectoral tariffs (e.g., steel, aluminum, semiconductors, copper, oil & gas, and pharmaceuticals). On March 12, 2025, President Trump by Executive Order imposed 25% ad valorem tariffs for steel articles, aluminum articles, and steel and aluminum derivatives (i.e., “downstream” articles), without exclusions, pursuant to Section 232 of the Trade Expansion Act of 1962, and President Trump has stated that he may increase such tariffs in excess of 25% and that any other imposed or threatened tariffs could also increase. The tariffs are expected to have a material and adverse impact on the Company’s financial position, results of operations and liquidity; however, an estimate of the financial impact cannot be made at this time.

The ongoing threat of tariffs has contributed to volatility in steel demand and pricing in both the U.S. and Canadian markets, with concerns over supply chain disruptions leading to fluctuations in purchasing patterns. Additionally, the uncertainty surrounding trade policies has affected the U.S. dollar exchange rate, which in turn impacts our sales and cost structure by influencing raw material costs, pricing competitiveness, and cross-border trade dynamics. To the extent such U.S. tariffs have and may continue to lead to retaliatory tariffs on imports of United States products into Canada, or otherwise causes an increase in the prices of the inputs the Company uses in its operations or diminished availability in Canada of such inputs, the Company’s ability to maintain its current cost structure or level of operations may be materially and adversely affected. This may result in, among other things, the Company experiencing reduced production levels, higher costs and lower operating margins, any of which could have a material and adverse effect on our financial position, results of operations and liquidity.

Factors Affecting Financial Performance

The Company’s costs are primarily driven by commodity prices, including the price of iron ore, coal, coke, electricity and natural gas, and inflation or other fluctuations in the prices of key raw materials and other inputs essential to our operations can have a substantial impact on our profitability and overall financial performance. Inflationary pressures on commodity raw material inputs can arise from various factors, including global supply and demand dynamics, geopolitical events, natural disasters, trade policies, and currency exchange rate fluctuations. These factors are often beyond our control and can lead to substantial price increases in raw materials, as well as challenges in managing our supply chain and inventory affecting our ability to secure adequate raw material supplies in a timely and cost-effective manner. Increased costs of raw materials can directly erode our profit margins, making it challenging to maintain competitive pricing in the market.

North American steel pricing is largely dependent on global supply and demand, international trade policies and practices, the level of steel imports into North America, economic conditions in North America, global steelmaking overcapacity, and increased raw material prices. North American steel producers compete with many foreign producers, including those in Europe, China and other Asian countries. Competition from foreign producers is periodically intensified by weakening regional economies of their surrounding countries, and resultant decisions by these foreign producers with respect to export volumes and pricing possibly more influenced by political and economic policy considerations than by prevailing market conditions. Trade policies and practices between Canada and other countries including the United States have a material impact on demand and selling prices of steel in the market.

World crude steel production for the 71 countries reporting to the World Steel Association (worldsteel) was 144.5 million tonnes (Mt) in December 2024, a 5.6% increase compared to December 2023. China represents approximately 53% of global crude steel production. (source: Worldsteel Association “December 2024 crude steel production and 2024 global crude steel production total” January 24, 2025). According to the Organization for Economic Cooperation and Development global steel market conditions remain challenging, with ongoing excess capacity suppressing the potential for demand growth. According to the latest available information, global steelmaking capacity remains high at 2,432 million metric tonnes, a level that will exceed demand by slightly more than 543 million metric tonnes. This is the equivalent to over 30 times the size of the Canadian steel industry. Additionally a total of 157 million metric tonnes of steel investment projects are either currently underway or in the planning stages around the world.

Overall Results

Net (Loss) Income

The Company’s net loss for the three month period ended December 31, 2024 was C$66.5 million compared to net loss of C$84.8 million for the three month period ended December 31, 2023, resulting in a C$18.3 million decrease of net loss. The decrease is primarily due to the increase in foreign exchange gain (C$58.0 million), change in fair value of warrant liability (C$28.1 million), change in fair value of share-based compensation liability (C$12.7 million), income tax recovery (C$12.2 million), and change in fair value of earnout liability (C$6.7 million). This was offset, in part, by an increase in loss from operations (C$87.9 million), for reasons described below in (Loss) Income from Operations, and finance costs (C$14.5 million).

The Company’s net loss for the nine month period ended December 31, 2024 was C$167.0 million compared to net income of C$105.2 million for the twelve month period ended March 31, 2024, resulting in a C$272.2 million increase of net loss. The increase in net loss was primarily due to weakening market conditions as the the Company’s average NSR on steel sales per ton shipped decreased by 12.9% for the nine month period ended December 31, 2024 compared to the twelve month period ended March 31, 2024, which was party offset by income tax recovery as a result of net loss before taxes.

(Loss) Income from Operations

The Company’s loss from operations for the three month period ended December 31, 2024 was C$124.8 million compared to loss from operations of C$36.9 million for the three month period ended December 31, 2023, resulting in an increase of C$87.9 million. The increase is primarily due to increased cost of sales (C$53.6 million), due primarily to greater consumption of purchased coke, increased administrative and selling expenses (C$9.2 million) and a legal settlement, as described below. Furthermore, there was decreased revenue (C$25.1 million), which is a result of weakening market conditions.

The Company’s loss from operations for the nine month period ended December 31, 2024 was C$220.9 million compared to income from operations of C$167.3 million for the twelve month period ended March 31, 2024, a decrease of C$388.2 million. The increase in loss was primarily due to weakening market conditions as the the Company’s average NSR on steel sales per ton shipped decreased by 12.9% for the nine month period ended December 31, 2024 compared to the twelve month period ended March 31, 2024 and a legal settlement, as described below.

Legal Settlement

On December 20, 2024 a legal settlement was reached concerning a commercial dispute related to blast furnace by-product sales and the Company recorded an expense of C$13.8 million in the three month period ended December 31, 2024. There has been C$8.5 million settled with cash and the remaining C$5.3 million will be settled with the delivery of by-product in accordance with the agreement with C$1.8 million expected in the next twelve months and C$3.5 million expected to be a longer term.

Non-GAAP Financial Measures

In this MD&A, we use certain non-GAAP measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed under IFRS Accounting Standards and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS Accounting Standards measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported in accordance with IFRS Accounting Standards. As described below, the terms “EBITDA,” “Adjusted EBITDA,” “Adjusted EBITDA margin,” “Adjusted EBITDA per ton,” “Average Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by the Company in evaluating its financial results that are not defined by IFRS Accounting Standards. EBITDA refers to net income or loss before depreciation of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations and income taxes. Adjusted EBITDA refers to EBITDA before foreign exchange loss (gain), finance income, carbon tax, changes in fair value of warrants, earnout and share-based compensation liabilities, share-based compensation related to the Company’s Omnibus Long Term Incentive Plan, certain inventory adjustments and legal settlement. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. EBITDA and Adjusted EBITDA are not intended to represent cash flow from operations, as defined by IFRS Accounting Standards, and should not be considered as alternatives to income from operations or any other measure of performance prescribed by IFRS Accounting Standards. EBITDA and Adjusted EBITDA, as defined and used by the Company, may not be comparable to EBITDA and Adjusted EBITDA as defined and used by other companies.

We consider EBITDA and Adjusted EBITDA to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures. These measures are included because we believe they can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. EBITDA and Adjusted EBITDA are also used by analysts and our lenders as measures of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton, to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS Accounting Standards financial measure, see “Adjusted EBITDA” presented in this MD&A. Average Net Sales Realization refers to steel revenue less freight revenue per steel tons shipped. Average Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold, excluding the geographic impact of freight charges, in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold refers to cost of steel revenue less freight, depreciation, carbon tax and legal settlement (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate our cost of steel products sold on a per ton basis, excluding certain of the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Average Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS Accounting Standards measures.

EBITDA, Adjusted EBITDA, Average Net Sales Realization, Cost Per Ton of Steel Products Sold, Adjusted EBITDA margin and Adjusted EBITDA per ton have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS Accounting Standards. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;
•	they do not reflect changes in, or cash requirements for, working capital;
•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;
•	they do not reflect interest on pension and other post-employment benefit obligations;
•	they do not reflect income tax expense or the cash necessary to pay income taxes; and
•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and EBITDA and Adjusted EBITDA do not reflect cash requirements for such replacements.

In addition, in the case of Adjusted EBITDA, Adjusted EBITDA margin and Adjusted EBITDA per ton:

•	they do not reflect certain non-cash items, including share-based compensation charges and the accounting for warrant, earnout and share-based payment liabilities;
•	they do not reflect the impact of changes resulting from foreign exchange;
•	they do not reflect the impact of carbon tax;
•	they do not reflect the impact of certain inventory adjustments;
•	they exclude certain non-recurring items, such as transaction costs;
•	they do not reflect the impact of past service costs related to pension benefits and post-employment benefits; and
•	they do not reflect the impact of other earnings or charges resulting from matters we believe not to be indicative of our ongoing operations.

Because of these limitations EBITDA, Adjusted EBITDA and the related ratios such as Adjusted EBITDA margin and Adjusted EBITDA per ton should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. In addition, other companies, including other companies in our industry, may calculate these measures differently than we do, limiting their usefulness as comparative measures. We compensate for these limitations by relying primarily on our IFRS Accounting Standards results using such measures only as a supplement.

Steel Revenue and Cost of Sales

			Three months ended December 31,				Nine months ended December 31,	Year ended March 31,
			2024	2023			2024	2024
tons
Steel Shipments	Û	6.3%	548,802	516,068	Ü	24.6%	1,572,397	2,085,465

millions of dollars
Revenue	Ü	4.1%	C$ 590.3	C$ 615.4	Ü	34.1%	C$ 1,841.1	C$ 2,795.8
Less:
Freight included in revenue			(50.2)	(48.1)			(142.7)	(198.3)
Non-steel revenue			(4.4)	(10.4)			(26.3)	(52.2)

Steel revenue	Ü	3.8%	$ 535.7	$ 556.9	Ü	34.3%	C$ 1,672.1	C$ 2,545.3

Cost of steel revenue	Û	10.2%	C$ 622.8	C$ 565.3	Ü	20.9%	C$ 1,789.4	C$ 2,263.0
Depreciation included in cost of steel revenue			(33.8)	(31.7)			(103.0)	(114.7)
Carbon tax included in cost of steel revenue			(9.0)	(3.5)			(31.0)	(24.6)
Legal settlement			(13.7)	-			(13.7)	-

Cost of steel products sold	Û	6.8%	C$ 566.3	C$ 530.1	Ü	22.7%	C$ 1,641.7	C$ 2,123.7

dollars per ton
Revenue per ton of steel sold	Ü	9.7%	C$ 1,076	C$ 1,192	Ü	12.7%	C$ 1,171	C$ 1,341

Cost of steel revenue per ton of steel sold	Û	3.6%	C$ 1,135	C$ 1,095	Û	4.9%	C$ 1,138	C$ 1,085

Average net sales realization on steel sales (ii)	i	9.5%	C$ 976	C$ 1,079	i	12.9%	C$ 1,063	C$ 1,220

Cost per ton of steel products sold	h	0.5%	C$ 1,032	C$ 1,027	h	2.6%	C$ 1,044	C$ 1,018

(i) See “Non-GAAP Measures” for information regarding the limitations of using Average net sales realization on steel sales.

(ii) Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

Revenue and steel revenue decreased by 4.1% and 3.8%, respectively, due to lower pricing during the three month period ended December 31, 2024 as compared to the three month period ended December 31, 2023. The Company’s average NSR on steel sales per ton shipped was C$976 for the three month period ended December 31, 2024 (December 31, 2023 - C$1,079), a decrease of 9.5%. Lower pricing was resultant from weakening market conditions, and was partially offset by improvements in value-add product mix as a proportion of steel sales. Steel shipment volumes increased by 6.3% during the three month period ended December 31, 2024 as compared to the three month period ended December 31, 2023.

Revenue and steel revenue decreased by 34.1% and 34.3%, respectively, during the nine month period ended December 31, 2024 as compared to the twelve month period ended March 31, 2024. The Company’s average NSR on steel sales per ton shipped was C$1,063 for the nine month period ended December 31, 2024 as compared to C$1,220 for the twelve month period ended March 31, 2024, a decrease of 12.9%. The decrease in average NSR on steel sales per ton shipped was due to lower pricing from weakening market conditions, and was partially offset by improvements in value-add product mix as a proportion of steel sales. Steel shipment volumes decreased by 24.6% during the nine month period ended December 31, 2024 as compared to the twelve month period ended March 31, 2024 as a result of the condensed nine month reporting period due to change in fiscal year-end, as described above.

For the three month period ended December 31, 2024, the Company’s cost of steel revenue increased by 10.2% to C$622.8 million (December 31, 2023 - C$565.3 million) and the cost of steel products sold increased by 6.8% to C$566.3 million (December 31, 2023 - C$530.1 million). Cost per ton of steel products sold was C$1,032 for the three month period ended December 31, 2024 (December 31, 2023 -

C$1,027). The increase is mainly due to greater consumption of purchased coke, which was a consequence of the January 20, 2024 incident, as discussed above in Impact on Operations, and increased steel shipment volumes. Further contributing to the increase in cost of steel revenue is a legal settlement for the three month period ended December 31, 2024 totalling C$13.7 million, as discussed above in Legal Settlement.

For the nine month period ended December 31, 2024, the Company’s cost of steel revenue decreased by 20.9% to C$1,789.4 million as compared to C$2,263.0 million for the twelve month period ended March 31, 2024. Cost of steel products sold decreased by 22.7% to C$1,641.7 million as compared to C$2,123.7 million for the twelve month period ended March 31, 2024. Cost per ton of steel products sold was C$1,044 for the nine month period ended December 31, 2024 as compared to C$1,018 for the twelve month period ended March 31, 2024, an increase of 2.6%. The increase in cost per ton of steel products sold is mainly due to greater consumption of purchased coke, which was a consequence of the January 20, 2024 incident, as discussed above in Impact on Operations. Further contributing to the increase in cost of steel revenue is a legal settlement for the nine month period ended December 31, 2024 totalling C$13.7 million, as discussed above in Legal Settlement.

Non-steel Revenue

The Company’s non-steel revenue for the three month period ended December 31, 2024 was C$4.4 million (December 31, 2023 – C$10.4 million). The decrease of C$6.0 million was primarily due to decreased revenue on tar, braize and slag.

The Company’s non-steel revenue for the nine month period ended December 31, 2024 was C$26.3 million compared to C$52.2 million for the twelve month period ended March 31, 2024. The decrease was primarily due to decreased revenue on scrap, ore pellet fines, tar, braize and slag.

Administrative and Selling Expenses

	Three months ended December 31,				Nine months ended December 31,		Year ended March 31,
millions of dollars	2024		2023		2024		2024
Personnel expenses	C$	9.4	C$	11.6	C$	30.5	C$	43.3
Share-based compensation expense		3.6		1.2		12.7		5.2
Professional, consulting, legal and other fees		5.1		4.3		14.6		18.8
Insurance		8.9		6.5		24.6		25.6
Software licenses		1.9		1.4		5.3		5.9
Allowance for doubtful accounts		5.6		(0.5)		5.6		2.6
Amortization of intangible assets and non-production assets		0.2		-		0.4		0.3
Other administrative and selling		3.0		4.0		9.9		13.3

	C$	37.7	C$	28.5	C$	103.6	C$	115.0

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended December 31, 2024, were C$37.7 million (December 31, 2023 - C$28.5 million). The increase in administrative and selling expenses of C$9.2 million is primarily due to an increase in allowance for doubtful accounts (C$6.1 million), share-based compensation expense (C$2.4 million), insurance (C$2.4 million), and professional, consulting, legal and other fees (C$0.8 million). This was offset, in part, by a decrease in personnel expenses (C$2.2 million).

For the nine month period ended December 31, 2024, the Company’s administrative and selling expenses were C$103.6 million compared to C$115.0 million for the twelve month period ended March 31, 2024. Taking into consideration the change in fiscal year-end as described above, the nine month period ended December 31, 2024 is comparable to the twelve month period ended March 31, 2024, despite an increase in share-based compensation expense as a result of units granted for the FY2025 plan, allowance for doubtful accounts and insurance premiums.

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, Foreign Exchange Gains and Losses and Other Income

The Company’s finance costs represent interest cost on the Company’s Revolving Credit Facility, Senior Secured Lien Notes (the “2029 Notes”) and interest cost on the financing arrangement described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance costs also include the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts and changes in the discount rate on the Company’s environmental liabilities.

	Three months ended December 31,				Nine months ended December 31,		Year ended March 31,
millions of dollars	2024		2023		2024		2024

Interest on the following facilities
Interest on Senior Secured Lien Notes	C$	10.2	C$	-	C$	31.5	C$	-
Interest on financing arrangement		0.2		-		0.6		0.2
Revaluation of discount rate for environmental liabilities		(1.8)		-		0.3		3.8
Revolving Credit Facility fees		0.6		0.7		1.8		2.9
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits		4.3		4.0		13.4		16.4
Other interest expense		6.4		0.7		7.9		2.3

	C$	19.9	C$	5.4	C$	55.5	C$	25.6

As illustrated in the table above, the Company’s finance costs for the three month period ended December 31, 2024 were C$19.9 million (December 31, 2023 - C$5.4 million). The increase of C$14.5 million in finance costs is primarily due to interest on the 2029 Notes (C$10.2 million), interest on government loan (C$5.4 million), accretion of government loan benefits (C$0.6 million), and interest on financing arrangement (C$0.2 million). This was offset, in part, by the revaluation of discount rate for environmental liabilities (C$1.8 million).

For the nine month period ended December 31, 2024, the Company’s finance costs were C$55.5 million compared to C$25.6 million for the twelve month period ended March 31, 2024. The increase is primarily due to the 2029 Notes.

The Company’s finance income for the three month period ended December 31, 2024, was C$5.4 million (December 31, 2023 - C$2.4 million). The increase of C$3.0 million in finance income is primarily due to an increase in interest income as result of a higher cash balance.

The Company’s finance income for the nine month period ended December 31, 2024, was C$17.8 million compared to C$10.0 million for the twelve month period ended March 31, 2024. The increase is primarily due to an increase in interest income as a result of a higher cash balance.

The Company’s interest on pension and other post-employment benefit obligations for the three month period ended December 31, 2024 was C$5.4 million (December 31, 2023 - C$4.8 million). The increase is primarily due to an increase in discount rates as at March 31, 2024 that was used to determine the pension benefit expense for the nine month period ended December 31, 2024. Interest on pension and other post-employment benefit obligations for the nine month period ended December 31, 2024 was C$16.1 million compared to C$19.3 million for the twelve month period ended March 31, 2024. Taking into consideration the change in fiscal year-end as described above, the nine month period ended December 31, 2024 is comparable to the twelve month period ended March 31, 2024.

The Company’s foreign exchange gain for the three month period ended December 31, 2024 was C$43.3 million (December 31, 2023 - loss of C$14.7 million). The foreign exchange gain for the nine month period ended December 31, 2024 was C$40.5 million compared to C$1.7 million for the twelve month period ended March 31, 2024. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

The Company’s other income for the three month period ended December 31, 2024 was C$0.6 million (December 31, 2023 - nil) and represents the change in fair value of the embedded derivative on the 2029 Notes.

The Company’s other income for the nine month period ended December 31, 2024 was C$32.7 million compared to nil for the twelve month period ended March 31, 2024 and represents insurance proceeds received of C$32.1 million and C$0.6 million for the change in fair value of the embedded derivative on the 2029 Notes.

Pension and Post-Employment Benefits

	Three months ended December 31,				Nine months ended December 31,		Year ended March 31,
millions of dollars	2024		2023		2024		2024

Recognized in (loss) income before income taxes:
Pension benefits expense	C$	6.6	C$	6.3	C$	19.8	C$	25.4
Post-employment benefits expense		3.5		3.4		10.4		13.7

	C$	10.1	C$	9.7	C$	30.2	C$	39.1

Recognized in other comprehensive income

(pre-tax):
Pension benefits (gain) loss	C$	(37.2)	C$	27.1	C$	(59.5)	C$	46.3
Post-employment benefits (gain) loss		(30.1)		26.5		(25.3)		3.3

	C$	(67.3)	C$	53.6	C$	(84.8)	C$	49.6

	C$	(57.2)	C$	63.3	C$	(54.6)	C$	88.7

As illustrated in the table above, the Company’s pension expense for the three month period ended December 31, 2024 and December 31, 2023 were C$6.6 million and C$6.3 million, respectively, representing an increase of C$0.3 million. The Company’s post-employment benefit expense for the three month period ended December 31, 2024 and December 31, 2023 were C$3.5 million and C$3.4 million, respectively, representing an increase of C$0.1 million.

For the nine month period ended December 31, 2024 and the twelve month period ended March 31, 2024, the Company’s pension expense was C$19.8 million and C$25.4 million, respectively, representing an increase of C$5.6 million. The Company’s post-employment benefit expense for the nine month period ended December 31, 2024 and the twelve month period ended March 31, 2024 was C$10.4 million and C$13.7 million, respectively, representing an increase of C$3.3 million. Taking into consideration the change in fiscal year-end as described above, the nine month period ended December 31, 2024 is comparable to the twelve month period ended March 31, 2024.

As disclosed in Note 4 to the December 31, 2024 consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income.

For the three month period ended December 31, 2024, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$67.3 million (December 31, 2023 - loss of C$53.6 million), a difference of

C$120.9 million. The loss for the three month period ended December 31, 2023 was due to a decrease in discount rates, offset by positive asset returns, whereas the gain for the three month period ended December 31, 2024 was primarily due to positive asset returns and the reflection of new valuation data and demographic assumptions.

For the nine month period ended December 31, 2024, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive income of C$84.8 million compared to a loss of C$49.6 million for the twelve month period ended March 31, 2024, a difference of C$134.4 million. The change is primarily due to reasons described above for the three month periods ended December 31, 2024 and December 31, 2023.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. Since the introduction of the Carbon Tax Act, Ontario’s Emissions Performance Standards (EPS) program was developed to regulate GHG emissions from large industrial facilities by setting emissions limits that are the basis for the compliance obligations of those facilities. The program was developed as an alternative to the federal output-based pricing system (OBPS). The EPS program came into full effect on January 1, 2022 and Algoma is now subject to compliance under the EPS.

For the three month period ended December 31, 2024, total Carbon Tax recognized in cost of sales was C$9.0 million (December 31, 2023 - C$3.5 million). The change is primarily due to an increase in carbon dioxide equivalent emissions and carbon tax per ton.

For the nine month period ended December 31, 2024, total Carbon Tax recognized in cost of sales was C$31.0 million compared to C$24.6 million for the twelve month period ended March 31, 2024. The change is primarily due to an increase in carbon dioxide equivalent emissions and carbon tax per ton.

Income Taxes

For the three month period ended December 31, 2024, the Company’s deferred income tax expense and current income tax recovery were C$3.1 million and (C$27.8) million, respectively, compared to deferred income tax expense and current income tax recovery of C$17.3 million and (C$29.8) million, respectively, for the three month period ended December 31, 2023 due to loss before tax of C$91.2 million for the three month period ended December 31, 2024, compared to loss before tax of C$97.3 million for the three month period ended December 31, 2023.

For the nine month period ended December 31, 2024, the Company’s deferred income tax expense and current income tax recovery were C$6.5 million and (C$52.7) million, respectively, compared to deferred income tax expense and current income tax expense of C$1.2 million and C$38.5 million, respectively, for the twelve month period ended March 31, 2024. The change is primarily due to the loss before tax of C$213.2 million for the nine month period ended December 31, 2024, compared to income before tax of C$144.9 million for the twelve month period ended March 31, 2024.

Share Capital

The authorized share capital of the Company consists of an unlimited number of common shares without par value and an unlimited number of preferred shares without par value issuable in series.

As at December 31, 2024, there were 104,858,802 common shares issued and outstanding, and no preferred shares issued and outstanding.

Warrants

As at December 31, 2024, 24,178,999 Warrants remain outstanding with an estimated fair value of $1.50 per Warrant based on the market price of the Warrants, for which the Company recognized a liability of C$52.2 million ($36.3 million) (March 31, 2024 - C$44.9 million; $33.1 million) in warrant liability on the consolidated statements of financial position. For the three and nine month periods ended December 31, 2024, a gain of C$7.7 million and a loss of C$4.0 million, respectively, on change in the fair value of the warrant liability is presented in the consolidated statements of net (loss) income. For the three month period ended December 31, 2023 and the twelve month period ended March 31, 2024, a loss of C$20.4 million and a gain of C$12.1 million, respectively, on change in the fair value of the warrant liability are presented in the consolidated statements of net (loss) income. The Warrants will expire on October 19, 2026.

The Warrants are excluded from the calculation of diluted earnings (loss) per share when they are considered to be anti-dilutive, such as in periods where the Company incurs a Net Loss. The Warrants, with a strike price of $11.50, are currently out of the money. Should Algoma’s share price increase, these Warrants contain a call feature enabling the Company to redeem them on a cashless basis before expiration, thus limiting potential dilution. Requirements include that the closing price of the Company’s common shares reaches or exceeds $18.00 for at least 20 out of any 30 consecutive trading days, the Company may exercise the option to redeem the Warrants at a nominal price of $0.01 per warrant. For more information please see Algoma’s warrant agreement which is available on SEDAR+ and on EDGAR.

Earnout

As at December 31, 2024, 719,547 earnout rights remain outstanding with an estimated fair value of $9.78 per unit based on the market price of the Company’s common shares, for which an earnout liability of C$10.1 million ($7.0 million) (March 31, 2024 - C$13.8 million; $10.2 million) was recognized on the consolidated statements of financial position. During the nine month period ended December 31, 2024, earnout rights were settled for 320,000 common shares and 172,786 earnout rights were cancelled. During the year ended March 31, 2024, 288,164 earnout rights were settled for common shares and 90,397 earnout rights were cancelled to settle withholding taxes. For the three and nine month periods ended December 31, 2024 a gain of C$0.5 million and a loss of C$2.4 million, respectively, on change in the fair value of the earnout liability are presented in the consolidated statements of net (loss) income. Loss on change in the fair value of the earnout liability for the three month period ended December 31, 2023 and the twelve month period ended March 31, 2024 of C$6.2 million and C$0.1 million, respectively, are presented in the consolidated statements of net (loss) income.

Continuity of earnout rights are as follows:

	Nine months ended December 31, 2024	Year ended March 31, 2024
Opening balance	1,196,157	1,537,184
Dividend equivalents and other adjustments	16,176	37,534
Vested and settled	(320,000)	(288,164)
Cancellations	(172,786)	(90,397)

Ending balance	719,547	1,196,157

Replacement Long Term Incentive Plan (“LTIP”)

As at December 31, 2024, 2,451,970 Replacement LTIP Awards remain outstanding with an estimated fair value of $9.78 per unit based on the market price of the Company’s common shares, for which the Company recognized a liability of C$34.5 million ($24.0 million) (March 31, 2024 - C$31.9 million; $23.6 million) in share-based payment compensation liability on the consolidated statements of financial position. During the nine month period ended December 31, 2024, there were 297,953 units settled and 47,620 units were cancelled. A portion of the common shares issued to settle these units were sold by the Company for cash of $2.1 million used to settle withholding taxes. During the year ended March 31, 2024, 176,104 units were settled for common shares and 180,796 were cancelled to settle withholding taxes. For the three and nine month periods ended December 31, 2024 a gain of C$1.4 million and a loss of C$5.3 million, respectively, on change in the fair value of the share-based payment compensation liability are presented in the consolidated statements of net (loss) income. Loss on change in the fair value of the share-based payment compensation liability for the three month period ended December 31, 2023 and the twelve month period ended March 31, 2024 of C$11.3 million and C$1.2 million, respectively, are presented in the consolidated statements of net (loss) income.

Continuity of Replacement LTIP units are as follows:

	Nine months ended December 31, 2024	Year ended March 31, 2024
Opening balance	2,776,868	3,059,643
Dividend equivalents and other adjustments	20,675	74,126
Vested and settled	(297,953)	(176,104)
Cancellations	(47,620)	(180,796)

Ending balance	2,451,970	2,776,868

Omnibus Long Term Incentive Plan (“LTIP”)

Deferred share units (“DSUs”)

	Nine months ended December 31, 2024	Year ended March 31, 2024
Opening balance	344,768	215,628
Granted	130,772	187,549
Dividend equivalents and other adjustments	4,941	12,511
Vested and settled	-	(70,920)

Ending balance	480,481	344,768

For the three and nine month periods ended December 31, 2024, the Company recorded a share-based payment compensation expense of C$0.5 million and C$1.7 million, respectively, in administrative and selling expense on the consolidated statements of net (loss) income and contributed deficit on the consolidated statements of financial position. For the three month period ended December 31, 2023 and the twelve month period ended March 31, 2024, the Company recorded a share-based payment compensation expense of C$0.7 million and C$2.2 million, respectively, in administrative and selling expense on the consolidated statements of net (loss) income and contributed deficit on the consolidated statements of financial position.

Restricted share units (“RSU”) FY2023, FY2024 and FY2025 Plans

	Nine months ended December 31, 2024	Year ended March 31, 2024
Opening balance	607,252	144,682
Granted	569,536	457,935
Dividend equivalents and other adjustments, net of cancellations	(67,202)	4,635
Vested and settled	(64,280)	-

Ending balance	1,045,306	607,252

Performance share units (“PSU”) FY2023, FY2024 and FY2025 Plans

	Nine months ended December 31, 2024	Year ended March 31, 2024
Opening balance	231,898	178,407
Granted	953,783	404,211
Awards not eligible for vesting	-	(325,390)
Dividend equivalents and other adjustments, net of cancellations	(63,146)	(25,331)
Vested and settled	(73,496)	-

Ending balance	1,049,039	231,898

For the three and nine month periods ended December 31, 2024, the Company recorded share-based payment compensation expense of C$3.6 million and C$11.4 million in administrative and selling expenses on the consolidated statements of net (loss) income and contributed deficit on the consolidated statements of financial position. For the three month period ended December 31, 2023 and the twelve month period ended March 31, 2024, the Company recorded share-based payment compensation expense of C$0.9 million and C$3.0 million, respectively, in administrative and selling expenses on the consolidated statements of net (loss) income and contributed deficit on the consolidated statements of financial position.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA to net (loss) income for the periods indicated:

	Three months ended December 31,				Nine months ended December 31,		Year ended March 31,
millions of dollars	2024		2023		2024		2024

Net (loss) income	C$	(66.5)	C$	(84.8)	C$	(167.0)	C$	105.2
Depreciation of property, plant and equipment and amortization of intangible assets		33.9		31.6		103.4		115.0
Finance costs		19.9		5.4		55.5		25.6
Interest on pension and other post-employment benefit obligations		5.4		4.8		16.1		19.3
Income taxes		(24.7)		(12.5)		(46.2)		39.7
Foreign exchange (gain) loss		(43.3)		14.7		(40.5)		(1.7)
Finance income		(5.4)		(2.4)		(17.8)		(10.0)
Inventory adjustments (depreciation on property, plant and equipment in inventory)		4.3		(1.3)		9.0		(0.5)
Carbon tax		9.0		3.5		31.0		24.6
Increase (decrease) in fair value of warrant liability		(7.7)		20.4		4.0		(12.1)
Increase (decrease) in fair value of earnout liability		(0.5)		6.2		2.4		0.1
Increase (decrease) in fair value of share-based payment compensation liability		(1.4)		11.3		5.3		1.2
Increase in fair value of derivative asset		(0.6)		-		(0.6)		-
Share-based compensation		3.6		2.1		12.6		6.3
Legal settlement		13.7		-		13.7		-

Adjusted EBITDA (i)	C$	(60.3)	C$	(1.0)	C$	(19.1)	C$	312.7

Net (Loss) Income Margin		(11.3%)		(13.8%)		(9.1%)		3.8%

Net (Loss) Income / ton	C$	(121.2)	C$	(164.3)	C$	(106.2)	C$	50.4

Adjusted EBITDA Margin (ii)		(10.2%)		(0.2%)		(1.0%)		11.2%

Adjusted EBITDA / ton	C$	(109.9)	C$	(1.9)	C$	(12.1)	C$	149.9

(i) See “Non-GAAP Measures” for information regarding the limitations of using Adjusted EBITDA.

(ii) Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended December 31, 2024 decreased by C$59.3 million and Adjusted EBITDA per ton decreased by C108.0 per ton compared to the three month period ended December 31, 2023. The decrease was driven mainly by lower average NSR on steel sales of C$103 per ton or 9.5%, a result of weakening market conditions, which was partially offset by improvements in value-add products as a percentage of sales mix. In addition, the cost per ton of steel products sold increased by C$5 per ton or 0.5%, partly due to greater consumption of purchased coke.

Adjusted EBITDA for the nine month period ended December 31, 2024 decreased by C$331.8 million and Adjusted EBITDA per ton decreased by C$162.0 per ton, compared to the twelve month period ended March 31, 2024. The decrease in Adjusted EBITDA per ton was driven mainly by lower average NSR on steel sales of C$157 per ton or 12.9%, a result of weakening market conditions, which was partially offset by improvements in value-add products as a percentage of sales mix, and the increase in cost per ton of steel products sold of C$26 per ton or 2.6%, largely due to greater consumption of purchased coke which was a consequence of the January 20, 2024 incident, as discussed above in Impact on Operations.

Financial Resources and Liquidity

Summary of Cash Flows

	Three months ended December 31,				Nine months ended December 31,		Year ended March 31,
millions of dollars	2024		2023		2024		2024
Cash, beginning of period	C$	452.0	C$	213.6	C$	97.9	C$	247.4
Cash generated by (used in):
Operating activities		(76.9)		(47.4)		(38.9)		294.9
Investing activities		(112.4)		(96.5)		(272.2)		(490.1)
Financing activities		(17.0)		24.6		463.8		44.4
Effect of exchange rate changes on cash		21.2		0.4		16.3		1.3

(Decrease) increase in cash	C$	(185.1)	C$	(118.9)	C$	169.0	C$	(149.5)

Cash, end of period	C$	266.9	C$	94.7	C$	266.9	C$	97.9

Cash Flow Generated by Operating Activities

For the three month period ended December 31, 2024, cash used in operating activities was C$76.9 million (December 31, 2023 - C$47.4 million). The increase in cash used in operating activities for the three month period ended December 31, 2024 was due primarily to the same reasons mentioned above in (Loss) Income from Operations, offset, in part by the net effect from changes in non-cash working capital.

For the nine month period ended December 31, 2024, the cash used in operating activities was C$38.9 million compared to generation of cash of C$294.9 for the twelve month period ended March 31, 2024. The increase in cash used in operating activities for the nine month period ended December 31, 2024 was due primarily to the same reasons mentioned above in (Loss) Income from Operations.

Further impacting cash generated by operating activities is the net effect from changes in non-cash working capital as presented below:

	Three months ended December 31,				Nine months ended December 31,		Year ended March 31,
millions of dollars	2024		2023		2024		2024

Accounts receivable, net	C$	43.0	C$	19.7	C$	39.4	C$	45.5
Inventories		(33.0)		(82.3)		(19.5)		(80.4)
Prepaid expenses, deposits and other current assets		12.6		14.1		41.5		14.9
Accounts payable and accrued liabilities		11.9		23.5		(15.2)		57.6
Taxes receivable		(44.8)		-		(61.6)		-
Taxes payable		(11.7)		(47.5)		9.4		(4.5)

Total	C$	(22.0)	C$	(72.5)	C$	(5.9)	C$	33.1

Cash Flow Used In Investing Activities

For the three month period ended December 31, 2024, cash used in investing activities was C$112.4 million (December 31, 2023 - C$96.5 million). For the three month period ended December 31, 2024, property, plant and equipment were acquired at a total cost of C$112.4 million (December 31, 2023 -C$96.5 million).

For the nine month period ended December 31, 2024, cash used in investing activities was C$272.2 million compared to C$490.1 million for the twelve month period ended March 31, 2024. For the nine month period ended December 31, 2024, property, plant and equipment were acquired at a total cost of C$300.1 million compared to C$490.1 million for the twelve month period ended March 31, 2024. This was offset, in part, by insurance proceeds (C$27.9 million).

For the three and nine month periods ended December 31, 2024, the Company had additions to property under construction for the EAF project of C$67.8 million and C$177.4 million, respectively, compared to C$55.1 million and C$257.7 million for the three month period ended December 31, 2023 and the twelve month period ending March 31, 2024, respectively, excluding the benefits from government loans; in addition, the Company has issued $72.1 million in letters of credit related to equipment fabrication and delivery of which $48.1 million has been released in accordance with the terms. As at December 31, 2024, since inception of the project the Company had additions to property under construction for the EAF project of C$740.2 million, excluding government loans received.

Cash Flow Used In Financing Activities

For the three month period ended December 31, 2024, cash used in financing activities was C$17.0 million (December 31, 2023 – generation of C$24.6 million). The increase in cash used in financing activities of C$41.6 million is primarily due to an increase in interest paid (C$23.6 million) during the three month period ended December 31, 2024, proceeds from a financing arrangement and a decrease in net bank indebtedness advanced (C$5.0 million) during the three month period ended December 31, 2023 (C$11.7 million).

For the nine month period ended December 31, 2024, cash generated by financing activities was C$463.8 million compared to C$44.4 million for the twelve month period ending March 31, 2024. The increase in cash generated by financing activities of C$419.4 million is primarily due to the 2029 Notes issued, net of transaction costs (C$468.5 million), offset in part, by decrease in governmental loans received (C$31.2 million) and increase in interest paid (C$23.4 million).

Selected Annual Information

millions of dollars (except per share amounts)	Nine months ended December 31,		Year ended March 31, 2024		Year ended March 31, 2023
	2024
Revenue	C$	1,841.1	C$	2,795.8	C$	2,778.5
(Loss) income from operations	C$	(220.9)	C$	167.3	C$	290.5
Net (loss) income	C$	(167.0)	C$	105.2	C$	298.5
Net (loss) income per common share - basic	C$	(1.54)	C$	0.97	C$	2.43
Net (loss) income per common share - diluted	C$	(1.54)	C$	0.70	C$	1.71
Cash dividend per common share		$0.05		$0.05		$0.05
Common share dividends declared and paid	C$	21.5	C$	27.9	C$	30.7
Total assets	C$	3,186.2	C$	2,676.0	C$	2,455.6
Total non-current financial liabilities (governmental loans and Senior Secured Lien Notes)	C$	632.0	C$	127.4	C$	110.4

Revenue

Nine Month Period Ended December 31, 2024 Compared to Twelve Month Period Ended March 31, 2024

The Company’s revenue for the nine month period ended December 31, 2024 and the twelve month period ended March 31, 2024 were C$1,841.1 million and C$2,795.8 million, respectively, a decrease of C$954.7 million. Refer to the above section Steel Revenue and Cost of Sales for a discussion of this change.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s revenue for the fiscal years ended March 31, 2024 and March 31, 2023 were C$2,795.8 million and C$2,778.5 million, respectively, an increase of C$17.3 million. Steel revenue decreased by 0.2% and steel shipment volumes increased by 4.1% during the year ended March 31, 2024, as compared to the year ended March 31, 2023. This increase was due mainly to increased steel shipment volumes, which was partially offset by softening steel prices compared to the year ended March 31, 2023.

(Loss) Income from operations

Nine Month Period Ended December 31, 2024 Compared to Twelve Month Period Ended March 31, 2024

The Company’s loss from operations for the nine month period ended December 31, 2024 was C$220.9 million compared to income from operations of C$167.3 million for the twelve month period ended March 31, 2024, a decrease of C$388.2 million. Refer to the above section (Loss) Income from Operations for a discussion of this change.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s income from operations for the fiscal years ended March 31, 2024 and March 31, 2023 were C$167.3 million and C$290.5 million, respectively, a decrease of C$123.2 million. The decrease is primarily due to increased cost of sales (C$124.8 million) which was driven by higher purchased coke use and higher natural gas use resulting from the January 20, 2024 incident, as discussed above in Impact on Operations, coupled with higher purchase price of coal. In addition, revenue per ton of steel sold decreased by 3.4%. This was offset, in part, increased steel shipment volume of 4.1% and a decrease in pension and post-employment benefit expenses as result of ratifying the collective bargaining agreements (C$53.3 million) in the year ended March 31, 2023.

Net (loss) income

Nine Month Period Ended December 31, 2024 Compared to Twelve Month Period Ended March 31, 2024

The Company’s net loss for the nine month period ended December 31, 2024 was C$167.0 million compared to net income of C$105.2 million for the twelve month period ended March 31, 2024, a decrease of C$272.2 million. Refer to the above section Net (Loss) Income for a discussion of this change.

Fiscal Year Ended March 31, 2024 Compared to Fiscal Year Ended March 31, 2023

The Company’s net income for the fiscal years ended March 31, 2024 and March 31, 2023 were C$105.2 million and C$298.5 million, respectively, a decrease of C$193.3 million. The decrease is primarily due to higher purchased coke use and higher natural gas use resulting from the January 20, 2024 incident, as discussed above in Impact on Operations, coupled with higher purchase price of coal. In addition, the decrease was affected by lower foreign exchange gain (C$39.4 million), the change in fair value of the warrant liability (C$35.6 million), the change in fair value of the share-based compensation liability (C$13.9 million), the increase in finance costs (C$7.7 million), and the change in fair value of the earnout liability (C$6.0 million). This was offset, in part, due to increased steel shipment volume of 4.1%, a decrease in pension and post-employment benefit expenses as result of ratifying the collective bargaining agreements (C$53.3 million) in the year ended March 31, 2023, and the decrease in income tax expense (C$37.9 million).

Total assets

As at December 31, 2024 Compared to March 31, 2024

The Company’s total assets as at December 31, 2024 and March 31, 2024 were C$3,186.2 million and C$2,676.0 million, respectively, an increase of C$510.2 million. This increase was primarily due to the proceeds from issuance of the 2029 Notes, increase in property, plant and equipment (C$257.5 milion), primarily as a result of the EAF project, taxes receivable (C$64.3 million), a result of net loss before taxes, and inventory (C$71.4 million), a result of seasonal build up of raw materials.

As at March 31, 2024 Compared to March 31, 2023

The Company’s total assets as at March 31, 2024 and March 31, 2023 were C$2,676.0 million and C$2,455.6 million, respectively, an increase of C$220.4 million. This increase was due primarily to the increase in property, plant and equipment (C$325.3 million), primarily as a result of the EAF and PMM projects, and by an increase in inventory (C$85.1 million). This was offset, in part, by a decrease in cash (C$149.5 million), and a decrease in accounts receivable (C$44.5 million).

Total non-current financial liabilities

As at December 31, 2024 Compared to March 31, 2024

The Company’s total non-current financial liabilities as at December 31, 2024 and March 31, 2024 were C$632.0 million and C$127.4 million, respectively, an increase of C$504.6 million. This increase was due to the issuance of the 2029 Notes and additional claims under the Federal SIF EAF Loan.

As at March 31, 2024 Compared to March 31, 2023

The Company’s total non-current financial liabilities (governmental loans) as at March 31, 2024 and March 31, 2023 were C$127.4 million and C$110.4 million, respectively, an increase of C$17.0 million. This increase was due to additional claims under the Federal SIF EAF Loan.

Capital Resources - Financial Position and Liquidity

The Company anticipates making approximately C$100 million of capital expenditures annually in order to sustain existing production facilities. Furthermore, supported by its agreements with the federal and provincial governments, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including substantial investment in EAF steelmaking.

The below capital sources and future cash flows from operating activities are expected to avail the Company of substantial financial resources to complete its proposed expansion plans.

As at December 31, 2024, the Company had cash of C$266.9 million (March 31, 2024 - C$97.9 million), and had unused availability under its Revolving Credit Facility of C$361.8 million ($251.4 million) after taking into account C$69.5 million ($48.3 million) of outstanding letters of credit. At March 31, 2024, the Company had drawn C$0.3 million ($0.2 million), and there was C$347.1 million ($256.2 million) of unused availability after taking into account C$59.1 million ($43.6 million) of outstanding letters of credit.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At December 31, 2024, there was C$0.4 million ($0.3 million) drawn on this facility. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at December 31, 2024, the Company has complied with these requirements.

On November 30, 2018, the Company secured the following debt financing:

•

$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023 subsequently increased to $300.0 million in May 2023, with maturity date of May 2028 (the “Revolving Credit Facility”). The interest rate is based on Secured Overnight Financing Rate (“SOFR”) plus a credit spread adjustment of 10 basis points plus an applicable margin, which will vary depending on usage;

•

a C$60.0 million interest free loan from the Federal Economic Development Agency of the Government of Canada, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028; and

•

a C$60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines of the Province of Ontario (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry of the Government of Canada, whereby the Company will receive C$15.0 million in the form of a grant and C$15.0 million in the form of an interest free loan through the Federal SIF. On March 25, 2024, the Company amended the agreement and will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2027 and ending on April 30, 2034.

The Revolving Credit Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF EAF Loan are expected to service the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

On November 26, 2021, the Company, together with the Government of Canada, entered into an agreement in the form of a loan up to C$200.0 million from the SIF. Under the terms of the Federal SIF EAF Loan, the Company will be reimbursed for certain defined capital expenditures incurred to transition from blast furnace steel production to EAF steel production between March 3, 2021 and June 30, 2025. Annual repayments of the Federal SIF EAF Loan will be scalable based on the Company’s GHG emission performance.

On December 7, 2023, the Company completed a financing arrangement with the Bank of Montreal for total cash consideration of C$11.7 million. The financing arrangement bears interest at 7.5% with monthly payments of C$0.1 million. During the nine month period ended December 31, 2024, the Company made principal payments totalling C$0.7 million. During the year ended March 31, 2024, the Company made principal payments totalling C$0.4 million. At December 31, 2024, current portion totalling C$0.9 million is presented in current portion of other long-term liabilities on the consolidated statements of financial position. At March 31, 2024, current portion totalling C$0.9 million is presented in current portion of other long-term liabilities on the consolidated statements of financial position.

On August 8, 2024, the Company entered into an Installment Payment Contract (the “IPC”) with the Bank of Montreal to provide financing to purchase equipment. Terms of the IPC require interest-only payments based on multiplying the aggregate interim funding payments outstanding by an annual interest rate equal to the Term SOFR Rate defined as the one-month forward-looking term rate based on the secured overnight financing rate published on such determination date by CME Group Benchmark Administration Limited. During the nine month period ended December 31, 2024, the Company received C$2.9 million under this financing arrangement.

On April 5, 2024, the Company’s indirect wholly-owned subsidiary, ASI, issued an aggregate of $350.0 million of 9.125% 2029 Notes due April 15, 2029. The 2029 Notes are guaranteed on a senior secured basis by ASI’s immediate parent company and all of ASI’s subsidiaries. Interest payments are due April 15 and October 15, having commenced on October 15, 2024. The principal balance of the 2029 Notes is due for repayment on April 15, 2029. Prior to the maturity date, the Company can exercise various rights to redeem the 2029 Notes in whole or in part at a specific redemption price. In some cases, the redemption of the 2029 Notes is only permitted upon the occurrence of a specific event. The intended use of net proceeds from the offering of the 2029 Notes is general corporate purposes, adding strength and flexibility to ASI’s balance sheet.

During the three month period ended December 31, 2024, the Company declared ordinary dividends to common shareholders in the aggregate amount of C$7.3 million (December 31, 2023 - C$6.9), which were recorded as a distribution through retained earnings.

During the nine month period ended December 31, 2024, the Company declared ordinary dividends to common shareholders in the aggregate amount of C$21.5 million compared to C$27.9 million for the twelve month period ended March 31, 2024, which were recorded as a distribution through retained earnings.

Record date	Payment date	Total Dividends on Common Stock
July 2, 2024	July 19, 2024	C$ 7.1
August 23, 2024	September 27,2024	7.1
November 27, 2024	December 27,2024	7.3

		C$ 21.5

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at December 31, 2024, the Company’s undiscounted obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the December 31, 2024, Canadian/US dollar exchange rate of $1.00 = C$0.6950 remains constant throughout the periods indicated.

millions of dollars	Total		Less than 1 year		Year 2		Years 3-5		More than 5 years

Bank indebtedness	C$	0.4	C$	0.4	C$	-	C$	-	C$	-
Governmental loans		289.2		25.0		25.0		46.1		193.1
Interest on governmental loans		10.6		1.7		2.4		6.5		-
Financing arrangement		10.6		1.0		1.0		8.6		-
Senior Secured Lien Notes		503.6		-		-		503.6		-
Interest on Senior Secured Lien Notes		206.9		46.0		46.0		114.9		-
Purchase obligations - non-capital		1,076.7		702.6		374.1		-		-
Purchase obligations - capital		103.3		103.3		-		-		-
Environmental liabilities		63.4		4.2		4.3		12.9		42.0
Lease obligations		8.3		2.1		2.1		4.1		-

Total	C$	2,273.0	C$	886.3	C$	454.9	C$	696.7	C$	235.1

Purchase obligations - non-capital, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. Most of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations. Purchase obligations – capital, represent the Company’s contractual obligations across the periods indicated above for the Electric Arc Furnace and Plate Mill Modernization capital projects.

Off balance sheet arrangements include letters of credit, and operating lease obligations. At December 31, 2024, the Company had C$69.5 million ($48.3 million) (March 31, 2024 - C$59.1 million; $43.6 million) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At December 31, 2024, the Company’s net obligation in respect of its defined benefit pension plans was C$178.3 million (March 31, 2024 - C$238.0 million) and the Company’s obligation in respect of its other post-employment benefits plans was C$206.2 million (March 31, 2024 – C$229.5 million).

The Company’s short-term and long-term obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

As at December 31, 2024, there were no transactions, ongoing contractual or other commitments with related parties, except for remuneration of the Company’s key management personnel.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, derivative asset included in other non-current assets, bank indebtedness, accounts payable and accrued liabilities, warrant liability, earnout liability, long-term governmental loans, senior secured lien notes and other financing arrangements.

Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 31 to the December 31, 2024 consolidated financial statements.

Financial Risk Management

The Company’s activities expose it to a variety of financial risks including credit risk, liquidity risk, interest rate risk and market risk. The Company may use derivative financial instruments to hedge certain of these risk exposures. The use of derivatives is based on established practices and parameters, which are subject to the oversight of the Board of Directors. The Company does not utilize derivative financial instruments for trading or speculative purposes.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises primarily from the Company’s receivables from customers. The Company has an established credit policy under which each new customer is analyzed individually for creditworthiness before the Company’s standard payment and delivery terms and conditions are offered. The Company’s review includes a review of the potential customer’s financial information, external credit ratings and bank and supplier references. Credit limits are established for each new customer and customers that fail to meet the Company’s credit requirements may transact with the Company only on a prepayment basis.

The maximum credit exposure at December 31, 2024 is the carrying amount of accounts receivable of C$227.6 million (March 31, 2024 - C$246.7 million). At December 31, 2024, there were two customer accounts greater than 10% of the carrying amount of accounts receivable. At March 31, 2024, there was one customer account greater than 10% of the carrying amount of accounts receivable. As at December 31, 2024, C$9.8 million, or 4.3% (March 31, 2024 - C$6.2 million, or 2.5%), of accounts receivable were more than 90 days old.

The Company establishes an allowance for doubtful accounts that represents its estimate of losses in respect of accounts receivable. The main components of this allowance are a specific provision that relates to individual exposures and a provision for expected losses that have been incurred but not yet identified. The allowance for doubtful accounts at December 31, 2024 was C$8.8 million (March 31, 2024 - C$3.1 million), as disclosed in Note 14 to the December 31, 2024 consolidated financial statements.

The Company may be exposed to certain losses in the event of non-performance by counterparties to derivative financial instruments such as commodity price contracts and foreign exchange contracts. The Company mitigates this risk by entering into transactions with highly rated major financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they come due. The Company manages liquidity risk by maintaining adequate cash balances. The Company continuously monitors and reviews actual and forecasted cash flows to ensure adequate liquidity and anticipate liquidity requirements. The Company’s objectives and processes for capital management, including the management of long-term debt, are described in Note 6 to the December 31, 2024 consolidated financial statements.

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and commodity prices, will affect the Company’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return on risk. The Company was not a party to agreements to hedge the commodity price risk associated with the revenue on the sale of steel. When the Company is party to hedging agreements, these activities are carried out under the oversight of the Company’s Board of Directors.

Currency risk

The Company is exposed to currency risk on purchases, labour costs and pension and other post retirement employment benefits liabilities that are denominated in Canadian dollars. The prices for steel products sold in Canada are derived mainly from price levels in the US market in US dollars converted into Canadian dollars at the prevailing exchange rates. As a result, a stronger US dollar relative to the Canadian dollar increases the Company’s Canadian dollar selling prices for sales within Canada.

Interest rate risk

Interest rate risk is the risk that the value of the Company’s assets and liabilities will be affected by a change in interest rates. The Company’s interest rate risk mainly arises from the interest rate impact on its banking facilities and debt. The Company may manage interest rate risk through the periodic use of interest rate swaps.

For the three and nine month periods ended December 31, 2024, the three month period ended December 31, 2023, and the twelve month period ended March 31, 2024, a one percent increase (or decrease) in interest rates would not have decreased (or increased) net (loss) income materially.

Commodity price risk

The Company is subject to price risk from fluctuations in the market prices of commodities, including natural gas, iron ore and coal. The Company enters into supply agreements for certain of these commodities as disclosed in Note 27 to the December 31, 2024 consolidated financial statements. To manage risks associated with future variability in cash flows attributable to certain commodity purchases, the Company may use derivative instruments with maturities of 12 months or less to hedge the commodity price risk associated with the cost of natural gas and the revenue on the sale of steel. At December 31, 2024 and March 31, 2024, the Company had no commodity-based swap contracts.

Critical Accounting Estimates

As disclosed in Note 5 to the December 31, 2024 consolidated financial statements, the preparation of financial statements in conformity with IFRS Accounting Standards requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years or periods.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Further, Note 4 to the December 31, 2024 consolidated financial statements discloses the basis for determining the fair value of the warrant, earnout and share-based compensation liabilities. Actual results could differ from those estimates.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer-operating performance, historical payment patterns and current collection efforts, relevant forward-looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and Intangible assets

The Company reviews the estimated useful lives of property, plant and equipment at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. As a result of the Company changing to EAF to replace the existing blast furnace and basic oxygen steelmaking operations, the Company has been reviewing the useful lives for those assets expected to be decommissioned once the EAF is operational. Effective October 1, 2023, there was sufficient evidence to support a change in the useful lives of machinery, equipment and buildings involved in blast furnace steelmaking operations. The remaining useful lives of this machinery, equipment and buildings have been adjusted to be fully depreciated by December 31, 2029. Further, as a result of planned decommissioning of the Company’s 106” wide strip line, the remaining useful lives of associated machinery and equipment have been adjusted to be fully depreciated by March 31, 2025.

Impairment of property, plant and equipment and Intangible assets

Determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the Cash Generating Unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, forecasted steel selling prices, forecasted tons shipped, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate discount rate.

Defined Benefit Retirement Plans

The Company’s determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes and recognizes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements. Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, net income will be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that result in adjustments to tax returns filed will be recorded in the period where the ruling is made known to the Company.

Material Accounting Policies

The Company’s consolidated financial statements have been prepared using consistent accounting policies described in Note 4 to the Company’s annual consolidated financial statements for the nine month period ended December 31, 2024 and the year ended March 31, 2024.

New IFRS Accounting Standards, Amendments and Interpretations adopted as of April 1, 2024 (for fiscal years beginning on or after January 1, 2024)

The Company adopted the following amendments which did not have a material impact on the consolidated financial statements:

Classification of Liabilities as Current or Non-current

In January 2020, the IASB issued an amendment to IAS 1 Presentation of Financial Statements to clarify its requirements for the presentation of liabilities in the statement of financial position. The limited scope amendment affected only the presentation of liabilities in the statement of financial position and not the amount or timing of its recognition. The amendment clarified that the classification of liabilities as current or non-current is based on rights that are in existence at the end of the reporting period and specified that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability. It also introduced a definition of ‘settlement’ to make clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. On October 31, 2022, the IASB issued Non-Current Liabilities with Covenants (Amendments to IAS 1). These amendments specify that covenants to be complied with after the reporting date do not affect the classification of debt as current or non-current at the reporting date.

Standards and Interpretations issued and not yet adopted

Presentation and Disclosure in Financial Statements

In April 2024, the IASB issued IFRS 18, Presentation and Disclosure in Financial Statements. IFRS 18 replaces IAS 1, Presentation of Financial Statements and sets out requirements for the presentation and disclosure of information in general purpose financial statements. The standard applies to annual reporting periods beginning on or after January 1, 2027 and is to be applied retrospectively, with early adoption permitted. The Company is currently assessing the impact on the consolidated financial statements.

Amendments to the Classification and Measurement of Financial Instruments

In May 2024, the IASB issued Amendments to the Classification and Measurement of Financial Instruments (Amendments to IFRS 9 and IFRS 7). These amendments updated classification and measurement requirements in IFRS 9 Financial Instruments and related disclosure requirements in IFRS 7 Financial Instruments: Disclosures. The IASB clarified the recognition and derecognition date of certain financial assets and liabilities, and amended the requirements related to settling financial liabilities using an electronic payment system. It also clarified how to assess the contractual cash flow characteristics of financial assets in determining whether they meet the solely payments of principal and interest criterion, including financial assets that have environmental, social and corporate governance (ESG)-linked features and other similar contingent features. The IASB added disclosure requirements for financial instruments with contingent features that do not relate directly to basic lending risks and costs, and amended disclosures relating to equity instruments designated at fair value through other comprehensive income. The amendments apply to annual reporting periods beginning on or after January 1, 2026 with early application permitted. The Company is currently assessing the impact on the consolidated financial statements.

Assessments and Changes in Internal Control over Financial Reporting

Management has evaluated the effectiveness of the Company’s internal control over financial reporting (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2024 and based on that assessment concluded that, as of December 31, 2024, our internal control over financial reporting was effective. Refer to Management’s Annual Report on Internal Control Over Financial Reporting. There have been no changes in our internal control over financial reporting during the quarter or year ended December 31, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Disclosure Controls and Procedures

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in the applicable U.S. and Canadian securities laws) as of December 31, 2024. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that such disclosure controls and procedures were effective as of December 31, 2024.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	Nine months ended December 31, 2024						Fiscal year ended March 31, 2024 (“2024”)								Fiscal year ended March 31, 2023 (“2023)

As at and for the three months ended[1]		Q3		Q2		Q1		Q4		Q3		Q2		Q1		Q4
Financial results
Total revenue	C$	590.3	C$	600.3	C$	650.5	C$	620.6	C$	615.4	C$	732.6	C$	827.2	C$	677.4
Steel products		535.7		539.0		597.4		568.1		556.9		665.8		754.5		609.2
Non-steel products		4.4		14.7		7.2		4.9		10.4		16.4		20.5		14.1
Freight		50.2		46.6		45.9		47.6		48.1		50.4		52.2		54.1
Cost of sales		677.4		647.2		633.8		585.4		623.8		664.8		639.5		630.7
Administrative and selling expenses		37.7		36.7		29.2		32.1		28.5		31.0		23.4		25.0
Income (loss) from operations		(124.8)		(83.6)		(12.5)		3.1		(36.9)		36.8		164.3		21.7
Net income (loss)		(66.5)		(106.6)		6.1		28.0		(84.8)		31.1		130.9		(20.4)

Adjusted EBITDA	C$	(60.3)	C$	3.5	C$	37.7	C$	41.5	C$	(1.0)	C$	81.0	C$	191.2	C$	47.9

Per common share (diluted)[3]
Net income (loss)	C$	(0.61)	C$	(0.98)	C$	(0.07)	C$	0.10	C$	(0.78)	C$	0.24	C$	0.85	C$	(0.2)

Financial position
Total assets	C$	3,186.2	C$	3,095.9	C$	3,123.2	C$	2,676.0	C$	2,651.6	C$	2,713.1	C$	2,627.8	C$	2,455.6
Total non-current liabilities		1,187.4		1,201.3		1,187.2		745.1		744.3		660.1		665.0		650.0

Operating results
Average NSR	C$	976	C$	1,036	C$	1,187	C$	1,260	C$	1,079	C$	1,213	C$	1,323	C$	1,066
Adjusted EBITDA per nt2		(109.9)		6.7		74.9		92.0		(1.9)		147.5		335.8		83.8

Shipping volume (in thousands of nt)
Sheet		466		446		442		381		453		485		498		505
Plate		82		73		61		69		59		64		70		66
Slab		1		1		-		-		4		-		2		1

1 - Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.

2 - The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.

3 - Pursuant to the Merger with Legato, on October 19, 2021, the Company effected a reverse stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s former ultimate parent company.

Further, on February 9, 2022, the Company issued 35,883,692 common shares in connection with the earnout rights granted to non-management shareholders that existed prior to the Merger.

4 - On March 3, 2022, the Company commenced a normal course issuer bid for which the Company purchased and cancelled 3,364,262 common shares as at March 31, 2023.

5 - On June 21, 2022, the Company commenced a substantial issuer bid in Canada and a Tender Offer (the “Offer”) in the United States. On July 27, 2022, the Offer was completed and 41,025,641 common shares were purchased for cancellation.

6 - During the year ended March 31, 2024, the Company converted 70,920 deferred share units to common shares and issued 464,268 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units.

7 - During the nine month period ended December 31, 2024, the Company issued 755,730 common shares upon exercise of earnout rights, Replacement LTIP units and Omnibus Plan LTIP units.

As at December 31, 2024, 104,858,802 common shares were outstanding.

Trend Analysis

The Company’s financial performance for Q3 (nine months ended December 31, 2024) decreased from Q2 (nine months ended December 31, 2024), primarily due to a decrease in Adjusted EBITDA per net ton (“nt”). The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

increased C$149.8 million or 22% from C$677.4 million in Q4 2023 to C$827.2 million in Q1 2024, a result of increased steel revenue primarily due to higher selling prices of steel as average NSR per nt increased by C$257 from C$1,066 per nt in Q4 2023 to C$1,323 per nt in Q1 2024.

•

decreased C$94.6 million or 11% from C$827.2 million in Q1 2024 to C$732.6 million in Q2 2024, a result of decreased steel revenue primarily due to lower selling prices of steel as average NSR per nt decreased by C$110 from C$1,323 per nt in Q1 2024 to C$1,213 per nt in Q2 2024.

•

decreased C$117.2 million or 16% from C$732.6 million in Q2 2024 to C$615.4 million in Q3 2024, a result of decreased steel revenue primarily due to lower selling prices of steel and lower shipment volumes.

•	increased C$5.2 million or 1% from C$615.4 million in Q3 2024 to C$620.6 million in Q4 2024, a result of increased steel revenue primarily due to higher selling prices of steel, offset, in part, by lower shipment volumes.
•

increased C$29.9 million or 5% from C$620.6 million in Q4 2024 to C$650.5 million in Q1 (nine months ended December 31, 2024) a result of increased steel revenue primarily due to higher shipment volumes, offset, in part, by lower selling prices of steel.

•

decreased C$50.2 million or 8% from C$650.5 million in Q1 (nine months ended December 31, 2024) to C$600.3 million in Q2 (nine months ended December 31, 2024), a result of lower selling prices of steel. This was offset, in part, by higher shipment volumes.

•

decreased C$10.0 million or 2% from C$600.3 million in Q2 (nine months ended December 31, 2024) to C$590.3 million in Q3 (nine months ended December 31, 2024), a result of lower selling prices of steel. This was offset, in part, by higher shipment volumes.

Net (loss) income:

•

of C$130.9 million in Q1 2024 increased compared to (C$20.4) million in Q4 2023 primarily due to increased revenue (C$149.8 million), a result of higher selling prices of steel. This was offset, in part, by an increase in cost of sales (C$8.8 million) due to higher purchase price of key inputs such as ore pellets.

•

of C$31.1 million in Q2 2024 decreased compared to C$130.9 million in Q1 2024 mostly due to decreased revenue (C$94.6 million), a result of lower selling prices of steel, and by an increase in cost of sales (C$25.3 million), due mainly to higher purchased coke use and lower production volume. This was offset, in part, by lower income taxes (C$27.4 million) due to lower income from operations.

•

of (C$84.8) million in Q3 2024 decreased compared to C$31.1 million in Q2 2024 mostly due to decreased revenue (C$117.2 million), a result of lower selling prices of steel and shipment volumes, the changes in fair value of the warrant liability (C$20.1 million), the fair value of the share-based payment compensation liability (C$12.6 million) and the fair value of earnout liability (C$6.9 million). This was offset, in part, by lower cost of sales (C$41.0 million) primarily due to lower shipment volumes.

•

of C$28.0 million in Q4 2024 increased compared to (C$84.8) million in Q3 2024 mostly due to decreased cost of sales (C$38.4 million), a result of lower shipment volumes, foreign exchange gain (C$30.5 million), the changes in fair value of the warrant liability (C$35.7 million), the fair value of the share-based payment compensation liability (C$16.1 million) and the fair value of earnout liability (C$9.6 million). This was offset, in part, by increased income tax expense (C$13.5 million).

•

of C$6.1 million in Q1 (nine months ended December 31, 2024) decreased compared to C$28.0 million in Q4 2024 mostly due to increased cost of sales (C$48.4 million), a result of higher shipment volumes, and increased finance costs (C$6.7 million). This was offset, in part, by increased revenue (C$29.9 million) and decreased administrative and selling expenses (C$2.9 million).

•

of (C$106.6) million in Q2 (nine months ended December 31, 2024) decreased compared to C$6.1 million in Q1 (nine months ended December 31, 2024) mostly due to decreased revenue (C$50.2 million), the change in fair value of warrant liability (C$42.9 million), the change in fair value of share-based compensation liability (C$18.3 million), foreign exchange loss (C$16.4 million), and increased cost of sales (C$13.4 million). This was offset, in part, by an increase in other income (C$32.1 million).

•

of (C$66.5) million in Q3 (nine months ended December 31, 2024) decreased compared to (C$106.6) million in Q2 (nine months ended December 31, 2024) mostly due to foreign exchange gain (C$53.0 million), the change in fair value of warrant liability (C$35.0 million), the change in fair value of share-based compensation liability (C$13.9 million), and the change in fair value of earnout liability (C$5.9 million). This was offset, in part, by a decrease in other income (C$31.5 million), increased cost of sales (C$30.2 million), and decreased revenue (C$10.0 million).